UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

Jian Tang 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +86-10-8540-2700	Igomax Inc. 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +86-10-8540-2700	Wing Hong Sammy Hsieh 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +852-3700-9618	Bubinga Holdings Limited 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +852-3700-9618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jian Tang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,913 (1)
	8.	SHARED VOTING POWER 2,498,557 (2)
	9.	SOLE DISPOSITIVE POWER 27,913 (1)
	10.	SHARED DISPOSITIVE POWER 2,498,557 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526,470
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Comprises 27,913 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang.
(2)

Reflects (i) 396,294 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc. Mr. Jian Tang is the sole director and shareholder of Igomax Inc.

(3)

The percent ownership calculation assumes that there is a total of 47,113,493 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of December 20, 2022, as advised by the Issuer on or about the date thereof and (ii) the 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc. See Item 5.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Igomax Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,498,557(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,498,557(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,498,557(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Reflects (i) 396,294 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.
(2)

The percent ownership calculation assumes that there is a total of 47,113,493 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of December 20, 2022, as advised by the Issuer on or about the date thereof and (ii) the 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc. See Item 5.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wing Hong Sammy Hsieh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 241,294
	8.	SHARED VOTING POWER 2,282,815(1)
	9.	SOLE DISPOSITIVE POWER 241,294
	10.	SHARED DISPOSITIVE POWER 2,282,815(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,524,109(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Comprises 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited. Mr. Wing Hong Sammy Hsieh is the sole director and shareholder of Bubinga Holdings Limited.

(2)

Reflects (i) 241,294 Class A Ordinary Shares held directly by Mr. Wing Hong Sammy Hsieh and (ii) 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

(3)

The percent ownership calculation assumes that there is a total of 47,294,045 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of December 20, 2022, as advised by the Issuer on or about the date thereof and (ii) the 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited. See Item 5.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bubinga Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,282,815(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,282,815(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,282,815(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Comprises 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.
(2)

The percent ownership calculation assumes that there is a total of 47,294,045 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of December 20, 2022, as advised by the Issuer on or about the date thereof and (ii) the 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited. See Item 5.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to Class A Ordinary Shares, par value of $0.001 per share (the “Class A Ordinary Shares”) of iClick Interactive Asia Group Limited, a company incorporated in the Cayman Islands (the “Issuer”).

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (the “Class B Ordinary Shares,” together with the Class A Ordinary Shares, the “Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one (1) vote per share.

The Issuer’s American Depositary Shares (the “ADSs”) (one representing five Class A Ordinary Shares) are listed on the NASDAQ Global Market under the symbol “ICLK.”

The Issuer’s principal executive office is located at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

Item 2. Identity and Background.

(a) – (c), (f)

This Schedule 13D is being filed jointly by Mr. Jian Tang, Igomax Inc., Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited (together, the “Reporting Persons” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1.

The Class A Ordinary Shares beneficially owned by each of the Reporting Persons were previously reported on (i) a Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 13, 2018, as amended by (ii) Amendment No. 1 to Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 12, 2019 ; (iii) Amendment No. 2 to Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 13, 2020; and (iv) Amendment No. 3 to Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 10, 2021; and further amended by (v) Amendment No. 4 to Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 14, 2022.; as well as (vi) a Schedule 13G filed by Mr. Wing Hong Sammy Hsieh on February 13, 2018, as amended by (vii) Amendment No. 1 to Schedule 13G filed jointly by Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited on February 11, 2020; and (viii) Amendment No. 2 to Schedule 13G filed jointly by Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited on February 10, 2021; and further amended by (ix) Amendment No. 3 to Schedule 13G filed jointly by Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited on February 14, 2022. This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons and is being filed because the Reporting Persons may be deemed to have a formed a “group” with certain other persons, as described in Item 4 herein.

Mr. Jian Tang is the chairman of the board, chief executive officer and co-founder of the Issuer. Mr. Jian Tang is a citizen of People’s Republic of China and has a principal business office at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

Igomax Inc. is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Jian Tang is the sole director and shareholder of Igomax Inc. Igomax Inc.’s principal business office is at Jordans Trust Company, Geneva Place, Waterfront Drive, PO Box 3469, Road Town, Tortola, British Virgin Islands.

Mr. Wing Hong Sammy Hsieh is a co-founder and director of the Issuer. Mr. Wing Hong Sammy Hsieh is a citizen of Hong Kong S.A.R. and has a principal business office at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

Bubinga Holdings Limited is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Wing Hong Sammy Hsieh is the sole director and shareholder of Bubinga Holdings Limited. Bubinga Holdings Limited’s principal business office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Except as expressly otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by each other Reporting Person or any other person (including any member of the Buyer Group, as defined in Item 4). Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person or any other person.

(d) – (e)

During the last five years no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Ordinary Shares held by Bubinga Holdings Limited and Mr. Wing Hong Sammy Hsieh were: (a) issued upon the establishment of the Issuer in 2010 for no consideration as a result of Mr. Wing Hong Sammy Hsieh’s status as co-founder of the Issuer; and (b) acquired for cash in connection with the Issuer’s follow-on offering in September 2020.

The Ordinary Shares held by Mr. Jian Tang and Igomax Inc. were: (a) issued upon the establishment of the Issuer in 2010 for no consideration as a result of Mr. Jian Tang’s status as co-founder of the Issuer; (b) issued to Igomax Inc. as a shareholder of OptAim Network Technology Co., Ltd. as consideration payable in connection with the Issuer’s acquisition of OptAim Ltd. (“OptAim”) in July 2015; (c) transferred (an aggregate of 423,226 Class B Common Shares) to Igomax Inc. in December 2016 by Wing Hong Sammy Hsieh and Yau Ping Ricky Ng for nominal consideration as compensation of Mr. Jian Tang’s service to the Issuer; and (d) acquired for cash in connection with the Issuer’s follow-on offering in September 2020.

With respect to the 27,913 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang, such options were issued in connection with the Issuer’s acquisition of OptAim in July 2015 and are held by Mr. Jian Tang in trust on behalf of certain consultants of OptAim.

The descriptions of the principal terms of the Proposal (as defined in Item 4) under Item 4 are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

On December 20, 2022, the Reporting Persons entered into a entered into a consortium agreement (the “Consortium Agreement”) with Rise Chain Investment Limited, a British Virgin Islands company wholly owned by Mr. Huang Jianjun, and Mr. Huang Jianjun (the “Sponsor Group” and, collectively, with the Reporting Persons, the “Buyer Group”), pursuant to which all parties agreed to cooperate in good faith to acquire all of the outstanding Ordinary Shares and ADSs representing Ordinary Shares other than those already beneficially owned by the Buyer Group, through a going-private transaction (the “Proposed Transaction”).

On the same date, the Buyer Group jointly submitted a preliminary non-binding proposal to the Issuer’s board of directors related to the proposed acquisition of all of the Ordinary Shares and ADSs not already beneficially owned by the Buyer Group for cash consideration equal to US$0.81344 per Ordinary Share or US$4.0672 per ADS, in cash (the “Proposal”).

It is anticipated that funding for the Proposed Transaction will be provided by a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash contributions and rollover equity in the Issuer. Debt financing is expected to be provided by loans from third party financial institutions.

The Buyer Group is not obligated to complete the Proposed Transaction.

The Consortium Agreement provides, among other things, that the Buyer Group will collectively undertake due diligence regarding the Issuer, engage in discussions with the Issuer regarding the Proposal, negotiate a merger agreement with the Issuer and the terms of agreements between members of the Buyers Group to support the Proposal and to regulate the relationship between the members of the Buyer Group after the consummation of the acquisition of the Issuer (including a shareholders agreement) and cooperate in good faith with each other in connection with the acquisition of the Issuer. The Consortium Agreement also provides that the members of the Sponsor Group agree to acquire debt financing on terms and conditions to be reasonably agreed by the Reporting Persons and Sponsor Group and, subject to the execution of definitive documents and the satisfaction or waiver of the conditions therein, to pay cash to an entity formed to facilitate the Proposed Transaction in an amount sufficient to consummate the acquisition of the Issuer. Additionally, the Consortium Agreement states that unless the Reporting Persons and the Sponsor Group agree, they will not commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A under the Exchange Act).

During the period beginning on the date of the Consortium Agreement and ending on the six (6)-month anniversary of the date of the Consortium Agreement (the “Exclusivity Period”), members of the Buyer Group have agreed, among other things, to: (a) work exclusively with each other with respect to the Proposed Transaction; (b) not make a competing proposal for the acquisition of control of the Issuer; (c) not acquire or dispose of any securities of the Issuer; or (d) not enter into any agreement, arrangement or understanding regarding, or do, anything which is directly inconsistent with the Proposed Transaction. Pursuant to the Consortium Agreement, the Buyer Group may also jointly agree to admit one or more additional member(s) to the Buyer Group.

If the Proposed Transaction is completed, the Issuer’s Class A Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g) (4) of the Act and would be delisted from the NASDAQ Global Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

References to the Proposal and Consortium Agreement in this Schedule 13D are qualified in their entirety by reference to the Proposal and Consortium Agreement, a copy of each of which is attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following information with respect to the ownership of the Class A Ordinary Shares by each of the Reporting Persons is provided as of December 20, 2022.

Reporting Person:	Amount Beneficially Owned:	Percent of Class:		Sole Power to Vote or Direct the Vote:		Shared Power to Vote or to Direct the Vote:		Sole Power to Dispose or to Direct the Disposition of:		Shared Power to Dispose or to Direct the Disposition of:
Jian Tang	2,526,470	5.4	% (1)	27,913	(3)	2,498,557	(4)	27,913	(3)	2,498,557	(4)
Igomax Inc.	2,498,557	5.3	% (1)	0		2,498,557	(5)	0		2,498,557	(5)
Wing Hong Sammy Hsieh	2,524,109	5.3	% (2)	241,294		2,282,815	(6)	241,294		2,282,815	(6)
Bubinga Holdings Limited	2,282,815	4.8	% (2)	0		2,282,815	(7)	0		2,282,815	(7)

(1)

The percent ownership calculation assumes that there is a total of 47,113,493 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of December 20, 2022, as advised by the Issuer on or about the date thereof and (ii) the 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.

(2)

The percent ownership calculation assumes that there is a total of 47,294,045 Class A Ordinary Shares outstanding, which includes (i) the 45,011,230 Class A Ordinary Shares outstanding as of December 20, 2022, as advised by the Issuer on or about the date thereof and (ii) the 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

(3)	Comprises 27,913 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang.
(4)

Reflects (i) 396,294 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc. Mr. Jian Tang is the sole director and shareholder of Igomax Inc.

(5)	Reflects (i) 396,294 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class A Ordinary Shares issuable upon the conversion of 2,102,263 Class B Ordinary Shares held by Igomax Inc.
(6)

Reflects (i) 241,294 Class A Ordinary Shares held directly by Mr. Wing Hong Sammy Hsieh and (ii) 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited. Mr. Wing Hong Sammy Hsieh is the sole director and shareholder of Bubinga Holdings Limited.

(7)	Comprises 2,282,815 Class A Ordinary Shares issuable upon the conversion of 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.

The Reporting Persons and members of the Buyer Group that are not Reporting Persons may be deemed to constitute a “group” for purposes of Section 13d-5(b) of the Act by virtue of the Proposed Transaction, the Proposal and the Consortium Agreement. The following table sets forth the beneficial ownership of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) of the Issuer for persons who are members of the Buyer Group (other than the Reporting Persons) and therefore, together with the Reporting Persons, may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Act.

Member of Buyer Group:	Amount Beneficially Owned:		Percent of Class:(1)	Sole Power to Vote or Direct the Vote:		Shared Power to Vote or to Direct the Vote:	Sole Power to Dispose or to Direct the Disposition of:		Shared Power to Dispose or to Direct the Disposition of:
Huang Jianjun	2,564,103	(2)	5.7%	2,564,103	(2)	0	2,564,103	(2)	0
Rise Chain Investment Limited(3)	0		0.0%	0		0	0		0

(1)

The percent ownership calculation assumes that there is a total of 45,011,230 Class A Ordinary Shares outstanding, which includes the 45,011,230 Class A Ordinary Shares outstanding as of December 20, 2022, as advised by the Issuer on or about the date thereof.

(2)

Represents 2,564,103 Class A Ordinary Shares directly held by Marine Central Limited, a company incorporated in the British Virgin Islands. Mr. Huang Jianjun is the majority shareholder and the sole director of Marine Central Limited. He possesses power to direct the voting and disposition of the shares beneficially owned by Marine Central Limited.

(3)	Rise Chain Investment Limited, a British Virgin Islands company wholly owned by Mr. Huang Jianjun, is a member of the Buyer Group, but does not currently hold any of the Issuer’s equity securities.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the 60 days preceding the date hereof.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure under Item 4 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated December 21, 2022, by and among Reporting Persons (filed herewith).

99.2	Proposal to the Board of the Issuer from the Buyer Group dated December 20, 2022.

99.3	Consortium Agreement dated December 20, 2022 by and among the Founder Parties (as defined therein) and the Sponsor Parties (as defined therein).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

JIAN TANG

/s/ Jian Tang

IGOMAX INC.

/s/ Jian Tang
Name: Jian Tang
Title: Director

WING HONG SAMMY HSIEH

/s/ Wing Hong Sammy Hsieh

BUBINGA HOLDINGS LIMITED

/s/ Wing Hong Sammy Hsieh
Name: Wing Hong Sammy Hsieh
Title: Director